UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549
____________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August, 2012.

Commission File Number: 1-35016

SGOCO Group, Ltd.

Beijing Silver Tower, Room 1817
No. 2 Dongsanhuan North Road
Chaoyang District

Beijing, China 100027

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SGOCO Group, Ltd. received notice from FINRA that due to the delay in filing the Annual Report on Form 20-F, the Company’s warrants have been delisted from trading on the OTC Bulletin Board effective June 1, 2012.

On June 22, 2012, the Company submitted a compliance plan for completing its Form 20-F to the staff of the Nasdaq Stock Market. As of August 3, 2012, Nasdaq has not delisted the Company’s ordinary shares. The Company recently engaged a new independent registered public accounting firm, Crowe Horwath (HK) CPA Limited (“Crowe Horwath”), to perform independent audit services for the year ended December 31, 2011. The Company is currently working with Crowe Horwath to complete the audit of its consolidated financial statements. Once the audit is complete, the Company will file its Form 20-F for the fiscal year ended December 31, 2011.

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: August 6, 2012	By:	/s/ Burnette Or
Burnette Or
Chief Executive Officer

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